Charles S. Kim

+1 858 550 6049

ckim@cooley.com

February 6, 2018

Jeff Gabor

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Taiwan Liposome Company, Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted January 17, 2018

CIK No. 0001722890

Dear Mr. Gabor:

On behalf of Taiwan Liposome Company, Ltd. (“TLC” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 29, 2018 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on January 17, 2018. Concurrently with the submission of this response letter, the Company is submitting Amendment No. 2 to the Registration Statement (“DRS Amendment No. 2”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised DRS Amendment No. 2 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 2.

DRS Submitted January 17, 2018

Overview, page 1

1.	We note your response to prior comment 2. However, your disclosure on page 105 notes that a product must treat a serious or life threatening disease in addition to addressing an unmet medical need to be eligible for fast track designation. Because it is not clear that the indications for your product candidates would be considered serious or life threatening diseases, please tell us why you believe it is appropriate to use the term “significant areas of unmet medical need.” In the alternative, please revise your disclosure to remove the inference that you would be eligible for fast track designation based on treatment of an unmet medical need.

February 6, 2018

Page Two

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that it is appropriate to use the term “significant areas of unmet medical need” because it believes that the indications which its product candidates are being developed to treat do qualify as “serious or life threatening diseases” for which unmet medical need exists. The Company advises the Staff that these indications have a significant negative impact on mortality (for example, relapsed or refractory RMS) or day-to-day functions (for example, moderate to severe OA knee pain and macular edema secondary to RVO), and as a result would meet the definition of “serious” as described in the FDA’s Guidance for Industry “Expedited Programs for Serious Conditions-Drugs and Biologics” (May 2014) (the “FDA Guidance”). Furthermore, opioid abuse is a serious treatment related side effect that TLC590 is intending to mitigate or prevent, making TLC590, in our opinion, “a drug intend(ed) to treat a serious condition” noted in the same FDA Guidance. We have further detailed our rationale below.

Product Candidate	Indication	Serious condition intended to treat	Significant unmet medical needs
TLC599	OA knee pain

Moderate to severe OA knee pain has been considered a serious condition by the FDA, which granted Fast Tack Designation to another extended release intraarticular steroid intended to treat this condition (ZILRETTA).

OA knee pain has an impact on day-to-day functioning. If patients receive long-term NSAIDs or opioids for analgesia, there will be a high chance of serious GI/renal side effects for NSAIDs and abuse for opioids.

Existing therapies do not provide durable pain relief and chronic OA knee pain has the potential to lead to opioid abuse. (page 81)
TLC399	Macular edema secondary to RVO	RVO is a serious condition that can eventually lead to vision loss. Symptoms may include blurry or distorted vision which will have impact on day-to-day function. Nearly 40-50% of patients still cannot achieve a 15-letter gain in BCVA even after 6 months of anti-VEGF intravitreal injections; almost 80% of patients still cannot achieve a 15-letter gain in BCVA 6 months after receiving dexamethasone implant intravitreal injections. But all subjects in the first cohort of our Phase I/II clinical trial showed improvements in BCVA ranging from five to 18 letters at six months after treatment.	A significant percentage of patients do not respond to currently available therapies; existing therapies do not provide durable efficacy and require frequent administrations; the need to use large gauge needles can increase the risk of conjunctival hemorrhaging. (page 88)

February 6, 2018

Page Three

Product Candidate	Indication	Serious condition intended to treat	Significant unmet medical needs
TLC590	Postsurgical analgesia	TLC590 is intended to mitigate or prevent a serious treatment-related side effect – opioid abuse – which would make it eligible for the criteria of a drug intended to treat a serious condition. Over-reliance on postoperative opioids can become the opening to addiction by exposing opioid naïve patients to potent and addictive narcotics and leaves hundreds of millions of leftover pills hiding in our community’s medicine cabinets. It’s crucial to minimize or prevent exposure to opioids in the postoperative setting in order to stop addiction before it begins.	Existing therapy showed minimal to no difference in mean pain intensity compared to placebo between 24 and 72 hours after administration, resulting in the need for opioid analgesia. (page 91)
TLC178	Relapsed or refractory pediatric RMS	RMS is a life-threatening condition with 5-year survival rate of less than 20%. Given that survival has been significantly impacted, this condition is in our opinion serious.	There is currently no established treatment guideline or FDA approved therapy. (page 94)

Business

TLC599, page 74

2.	We note your revised disclosure in response to comment 10 of our letter dated January 5, 2018. Please further revise your disclosure to include the date of filing and indication for the IND for TLC599.

Response: The Company respectfully advises the Staff that there is no IND requirement in Australia, where the Company is currently conducting the Phase II clinical trial of TLC599 for the treatment of osteoarthritis pain of the knee. The Company submitted the nearest equivalent to IND application in Australia, a Clinical Trial Notification (CTN) scheme, in 2017. The Company respectfully submits that the Company intends to file an IND for TLC599 in knee OA in the United States in the second quarter of 2018. The Company has also revised the disclosure on pages 3, 63, 76 and 87 of DRS Amendment No. 2 in response to the Staff’s comment.

February 6, 2018

Page Four

TLC599—Market Research Study, page 85

3.	We note that you have included data from a market survey conducted by ZS Associates on your behalf. Please tell us what consideration you have given to filing the ZS Associates’ consent as an exhibit to the registration statement as required by Section 7 of the Securities Act.

Response: The Company respectfully submits that ZS Associates is not an “expert” under Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933, as amended, provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that ZS Associates, the third-party provider of this study, is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.”

In addition, ZS Associates’ role was to conduct a survey and collect and summarize data related to the industry market potential and potential pricing for TLC599 for the Company’s general use and business planning purposes, not to provide an expert opinion on the market for our securities. Therefore, the information provided in the Registration Statement and DRS Amendment No. 2 is not ZS Associates’ opinion as an expert in the field, but rather a summary of data ZS Associates was commissioned to collect. Accordingly, the Company believes that ZS Associates should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws, and thus, a consent of such party is not required to be filed as an exhibit to the Registration Statement.

Our Solution: TLC178, page 89

4.	We note your disclosure on page 92 regarding TAX317 and TAX320 data. Please explain the significance of these studies and how it relates to your statement that studies have shown that GEM and vinorelbine can be an active and well-tolerated regimen with comparable activity and better tolerability compared to vinorelbine alone.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 95 of DRS Amendment No. 2 in response to the Staff’s comment to delete the statement that studies have shown that GEM and vinorelbine can be an active and well-tolerated regimen with comparable activity and better tolerability compared to vinorelbine alone.

Intellectual Property, page 98

5.	We note that one of your issued patents for TLC178 expires in 2019. Please revise your disclosure to explain the material impact, if any, of the patent expiration on your business and prospectus for TLC178.

Response: The two patents which expire in 2019 are patents granted in China and Taiwan, and pertain to “Drug Encapsulated Liposome,” which is intellectual property for the technology utilized by TLC178. The Company views these patents as immaterial given (i) that they have applied for additional and more comprehensive protection for TLC178 and (ii) direct patent

February 6, 2018

Page Five

protection of TLC178 is covered by the patents entitled “Controlled Drug Release Liposome Compositions and Methods Thereof”, which were granted in both the United States and Taiwan and expire in 2034. In response to the Staff’s comment, the Company has revised the disclosure on page 103 of DRS Amendment No. 2 in response to the Staff’s comment to remove reference to the patent which expires in 2019 because the patent is immaterial.

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February 6, 2018

Page Six

Please contact me at (858) 550-6049 or Robert Phillips at (415) 693-2020 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Charles S. Kim

Charles S. Kim

cc:	George Yeh, Taiwan Liposome Company, Ltd.

Robert Phillips, Cooley LLP

James Lu, Cooley LLP

Jacqueline Fu, K&L Gates

Bruce K. Dallas, Davis Polk & Wardwell LLP

Justin C. Liang, Baker & McKenzie, Taiwan